ICAP

1 August 2005

05010232

VIA COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 03 2005
WASH. D.C.
213

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

PROCESSED
AUG 08 2005
THOMSON FINANCIAL

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR

Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975

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Company	ICAP PLC
TIDM	IAP
Headline	Holding(s) in Company
Released	14:01 18-Jul-05
Number	9899O

RNS Number:9899O
ICAP PLC
18 July 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LEGAL & GENERAL GROUP PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

NOT KNOWN

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10P EACH

10) Date of transaction

14.07.05

11) Date listed company informed

18.07.05

12) Total holding following this notification

HOLDING HAS GONE BELOW 3%

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

18 JULY 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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